UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nautilus, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nautilus, Inc.
17750 SE 6th Way
Vancouver, Washington 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN
2016 FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Nautilus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 22, 2017

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	As of December 31,
	2016	2015
ASSETS
Investments, at fair value (Note 3)	$26,248,640	$23,407,786
Notes receivable from participants	393,062	372,949
NET ASSETS AVAILABLE FOR BENEFITS	$26,641,702	$23,780,735

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	Year Ended December 31,
	2016	2015
ADDITIONS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,018,200	$(997,628)
Interest and dividends	865,959	1,383,013
Net investment income	1,884,159	385,385
Interest income on notes receivable from participants	16,879	13,412
Contributions:
Participants	2,098,482	1,831,816
Employer	868,517	750,920
Rollover contributions	81,844	411,981
Total Contributions	3,048,843	2,994,717
Total Additions	4,949,881	3,393,514
DEDUCTIONS
Benefits paid to participants	(2,086,124)	(1,516,066)
Administrative expenses	(2,790)	(5,564)
Total Deductions	(2,088,914)	(1,521,630)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,860,967	1,871,884
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,780,735	21,908,851
End of year	$26,641,702	$23,780,735

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company” or “Nautilus”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999. The Plan was amended and restated on January 1, 2009 to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”) and to standardize operating procedures.

Eligibility - The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of ERISA.

Trustee -T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan's trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions were limited to $18,000 in 2016 and 2015, as prescribed by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. After tax contributions are not permitted by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The deferral automatically increases by 1%, to a maximum of 6%, annually on January 1.

Matching contributions are subject to certain limitations by the Plan. For each eligible participant, the Company contributes matching contributions equal to (i) 100% of the participant's elective deferrals that do not exceed 1% of compensation for the allocation period and (ii) 50% of the participant's elective deferrals that exceed 1% of compensation for the allocation period but do not exceed 6% of compensation for the allocation period.

Investment Options - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Nautilus's common stock, a common trust fund, and mutual funds offered through a registered investment company. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into Nautilus' common stock.

Participant Accounts - A separate account is maintained for each participant. Each account is credited with the participant's and Company's matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of a participant's account, plus actual earnings thereon, are pursuant to the following vesting schedule.

Years of Service:	Vesting Percentage
Less than 1	—%
1	25%
2	100%

Payment of Benefits - Upon termination of service, a participant may receive (i) a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

Forfeitures - Forfeited non-vested balances are used to reduce future employer matching contributions. As of December 31, 2016 and 2015, forfeited non-vested balances totaled $2,377 and $2, respectively. During 2016 and 2015, $6,519 and $7,149 in forfeitures, respectively, were utilized to reduce employer corrective contributions. In addition, during 2016 and 2015, $5,988 and $11,484 of forfeitures, respectively, were used to reduce employer matching contributions.

Notes Receivable from Participants - The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any one time. Terms of all loans (other than primary residence loans) are for a period not greater than five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal's Prime Rate published on the prior business day plus 1%. Loans outstanding as of December 31, 2016 bear interest at a rate of 4.25% to 4.5%. Loan repayments are made via payroll deduction on a bi-weekly basis and are reinvested according to the participant's investment allocation in effect at the time of the loan repayment. Loans are due in full by the end of the last day of the calendar quarter following the calendar quarter in which the participant's employment with the Company was terminated.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further discussion on valuation see Note 3, Fair Value Measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income and capital gains are recorded on the ex-dividend date. The net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation on investments and reinvested capital gains.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefit payments are recorded when the funds are distributed.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements - In July 2015,the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-l2 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31,2016 with early adoption permitted. Plan management adopted of ASU 2015-12, effective January 1, 2016, including retroactive application, and the adoption of this guidance did not have a material effect on these financial statements.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07

removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management adopted ASU 2015-07 effective January 1, 2016, and the adoption of this guidance did not have a material effect on these financial statements.

(3) FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - observable inputs such as quoted prices (unadjusted) in active liquid markets for identical securities as of the reporting date;

Level 2 - other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; or observable market prices in markets with insufficient volume and/or infrequent transactions; and

Level 3 - significant inputs that are generally unobservable inputs for which there is little or no market data available, including our own assumptions in determining fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable value common/collective trust fund - Valued at the NAV of units of a bank collective trust that is comprised primarily of fully benefit-responsible investment contracts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2016:

	Fair Value as of December 31, 2016
	Level 1	Level 2	Total
Mutual funds	$23,823,338	$—	$23,823,338
Common stock of Nautilus, Inc.	1,437,287	—	1,437,287
Total assets in fair value hierarchy	25,260,625	—	25,260,625
Stable Value Fund measured at net asset value (a)	—	—	988,015
Total fair value of investments	$25,260,625	$—	$26,248,640

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2015:

	Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds	$21,294,904	$—	$21,294,904
Common stock of Nautilus, Inc.	1,368,875	—	1,368,875
Total assets in fair value hierarchy	22,663,779	—	22,663,779
Stable Value Fund measured at net asset value (a)	—	—	744,599
Total fair value of investments	$22,663,779	$—	$23,408,378

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively:

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$988,015	n/a	Daily	12 or 30 months

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$744,599	n/a	Daily	12 or 30 months

(4) RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company's common stock, at the direction of the participants, and shares of registered investment companies and the Stable Value fund managed by Trustee. Certain investment fees are paid to the Trustee, TRP, and are reflected within the net investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance of the participants' accounts and certain loan origination fees are paid to TRP. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

(5) INCOME TAX STATUS

The Plan is based on an underlying non-standardized prototype plan. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, was qualified under the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that, the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(6) PLAN TERMINATION

While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.

(7) CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan allows for investment in various securities including mutual funds, common/collective trust funds and the Company's common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant's account balances and (ii) the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. There are three investments that individually represented more than 10% of the investments held as of December 31, 2016 and 2015. See the supplemental Schedule of Assets (Held at End of Year) for the complete listing of investments held as of that date.

(8) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation to IRS Form 5500 of changes in net assets available for benefits for the years ended December 31:

	Year Ended December 31,
	2016	2015
Increase in net assets	$2,860,967	$1,871,884
Change in value for stable value fund	(592)	(10,421)
Net income per IRS Form 5500	$2,860,375	$1,861,463

(9) SUBSEQUENT EVENTS

Effective January 1, 2017, the Plan was amended to allow for the participation of Octane Fitness Holdings, Inc. and credit prior service for eligibility and vesting. On that same date the plan was also amended to allow all participants to make Roth 401(k) contributions.

NAUTILUS, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016
EIN# 94-3002667
PLAN# 001

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Bond Funds
	PIMCO Total Return Fund		$554,644
	Vanguard Total Bond Index Fund		229,401
	Stock Funds
	DFA US Targeted Value 1		459,561
	Oakmark International Fund		1,090,549
	RS Small Cap Equity A		588,653
*	T. Rowe Price Balanced Fund		1,637,943
*	T. Rowe Price Equity Income Fund		1,147,069
*	T. Rowe Price Equity Index 500 Fund		1,321,197
*	T. Rowe Price Growth Stock Fund		2,893,922
*	T. Rowe Price Mid-Cap Growth Fund		2,215,852
*	T. Rowe Price Mid-Cap Value Fund		600,175
*	T. Rowe Price Retire Bal Inv		50,165
*	T. Rowe Price Retirement 2010 Fund		132,048
*	T. Rowe Price Retirement 2020 Fund		947,063
*	T. Rowe Price Retirement 2030 Fund		3,790,281
*	T. Rowe Price Retirement 2040 Fund		3,700,478
*	T. Rowe Price Retirement 2050 Fund		2,370,775
*	T. Rowe Price Retirement 2060 Fund		93,562
	Total mutual funds		23,823,338
	Common Trust Fund:
*	T. Rowe Price Stable Value Fund Sch E		988,015
*	Nautilus, Inc. Common Stock		1,437,287
*	Participant Loans - Interest rates of 4.25% to 4.5%, maturing from 02/11/16 to 8/21/30	$—	393,062
			$26,641,702

*Denotes a party-in-interest with respect to the Plan.
(1) Historical cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

June 22, 2017	By:	/s/ Wayne M. Bolio
Date		Wayne M. Bolio
Senior Vice President, Law and Human Resources, General Counsel Nautilus, Inc.

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Perkins & Company, P.C., Independent Registered Public Accounting Firm